SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.    Description

No. 1          Director Shareholding released on 01 March 2004
No. 2          Hard Rock CEO Appointed released on 05 March 2004
No. 3          Director Shareholding released on 08 March 2004
No. 4          Director Shareholding released on 08 March 2004
No. 5          Holding(s) in Company released on 09 March 2004
No. 6          Additional Listing released on 10 March 2004
No. 7          Holding(s) in Company released on 11 March 2004
No. 8          Director Shareholding released on 12 March 2004

Exhibit No. 1

                              THE RANK GROUP PLC

             The Rank Group Employee Benefit Trust ("the Trust")


The Trustee of the Trust, established under a Trust Deed dated 4 October 1996, on 27 February 2004 agreed to transfer 1,117,012 Ordinary shares in The Rank Group Plc ("Rank") to certain individuals participating in the Rank Group 2000 Long Term Incentive Plan ("the Plan") and sold a further 810,169 Ordinary shares in Rank to meet certain withholding tax liabilities arising out of such transfer.


As the Trust is a discretionary trust, all executive Directors of Rank are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive Directors of the Company being members of the class of potential beneficiaries, are now interested in a total of 824,895 Ordinary shares of 10 pence each in the Company held by the Trustee.


Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
Clare Duffill - Assistant Company Secretary

0207706 1111

Exhibit No. 2

HARD ROCK CEO

The Rank Group Plc ("Rank") is pleased to announce the appointment of Hamish Dodds as President and CEO of its Hard Rock division, based in Orlando, Florida. He joins Hard Rock on 8 March 2004.

Hamish joins from CABCORP where he had been Chief Executive Officer since 2002. CABCORP is the main PepsiCo bottler in Central America, with over $400m of annual revenues, 5,000 staff and operations across Central America.

Having graduated in 1979 and qualified as an accountant in 1981, Hamish worked in a variety of industries before joining PepsiCo in 1989 as Director of Planning. In the 13 years he was with PepsiCo, he gained extensive experience including franchising, joint ventures, and brand management from a number of roles including Finance, General Management and Business Development in Europe, the Middle East and the US.

Commenting on the appointment, Mike Smith, Chief Executive of Rank, said

"I am delighted that Hamish has agreed to join the Group and am confident that his considerable expertise in brand and franchise management will prove invaluable as Hard Rock enters its next phase of development."

ENQUIRIES:

The Rank Group Plc                 020 7535 8000
Peter Reynolds

Press enquiries:
The Maitland Consultancy           020 7379 5151
Suzanne Bartch

Exhibit No. 3
                       SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                        PERSONS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

IAN DYSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR AND SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

MR IAN DYSON  - 0
MRS JANETTE DYSON  -  118,293

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR AND SPOUSE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION AND DISPOSAL OF SHARES

7)  Number of shares/amount of
    stock acquired

90,382

8)  Percentage of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

89,000

10) Percentage of issued Class

NOT SIGNIFICANT

11) Class of security

ORDINARY SHARES

12) Price per share

ACQUISITION - GBP0.00 (LONG TERM INCENTIVE PLAN)
DISPOSAL - GBP3,1867

13) Date of transaction

5 MARCH 2004

14) Date company informed

5 MARCH 2004

15) Total holding following this notification

119,675 ORDINARY SHARES OF 10P

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification      8 MARCH 2004



                       SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                        PERSONS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

MICHAEL EDWARD SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION AND DISPOSAL OF SHARES

7)  Number of shares/amount of
    stock acquired

167,375

8)  Percentage of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

67,375

10) Percentage of issued Class

NOT SIGNIFICANT

11) Class of security

ORDINARY SHARES

12) Price per share

ACQUISITION - GBP0.00 (LONG TERM INCENTIVE PLAN)
DISPOSAL - GBP3.17

13) Date of transaction

5 MARCH 2004

14) Date company informed

5 MARCH 2004

15) Total holding following this notification

400,000 ORDINARY SHARES OF 10P

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification      8 MARCH 2004

Exhibit No. 4

                       SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                        PERSONS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

MICHAEL EDWARD SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE AND SALE OF SHARE OPTION

7.  Number of shares/amount of
    stock acquired

167,375

8)  Percentage of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

167,375

10) Percentage of issued Class

NOT SIGNIFICANT

11) Class of security

ORDINARY SHARES

12) Price per share

EXERCISE PRICE - GBP2.2625
SALE PRICE     - GBP3.1821

13) Date of transaction

8 MARCH 2004

14) Date company informed

8 MARCH 2004

15) Total holding following this notification

400,000 ORDINARY SHARES OF 10P

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries


CHARLES CORMICK 020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    Date of Notification     8 MARCH 2004

Exhibit No. 5
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Standard Life Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above, and its affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Stanlife Nominees Limited - 17,716,470 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed
 650,000

 8. Percentage of issued class


 9. Class of security
Ordinary 10p Share

10. Date of transaction
5 March 2004

  11. Date Company informed
9 March 2004

12. Total holding following this notification
17, 716, 470

13. Total percentage holding of issued class following this notification
2.97%

14. Any additional information


 15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
9 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 6

Rank Group plc

Application has been made to the London Stock Exchange and to the UK Listing Authority for the listing of 200,000 Ordinary shares of 10p each, ranking pari passu with the existing Ordinary shares, to the Official List.

These shares have been allotted following the conversion of GBP564,000 of Series 1 Convertible Unsecured Loan Stock 2004.

Exhibit No. 7
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above, and its affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
State Street Nominees Limited - 2,500,000 shares
Chase Nominees Limited - 18,300,000 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed


 8. Percentage of issued class


 9. Class of security
Ordinary 10p Share

10. Date of transaction
5 March 2004

  11. Date Company informed
11 March 2004

12. Total holding following this notification
20,800,000


13. Total percentage holding of issued class following this notification
3.489%

14. Any additional information


 15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
11 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 8

                              THE RANK GROUP Plc

                              DIRECTORS' DEALING


The Rank Group Plc ("the Company") announces that on 11 March 2004 it granted restricted awards over its Ordinary shares, pursuant to the Company's long term incentive plan approved by shareholders at the annual general meeting in April 2000, to the following directors:

Director                            No. of Ordinary shares

Mike Smith                                  111,282
Ian Dyson                                    63,060


The directors are not required to make any payment for the shares, which will be released subject to the achievement of performance conditions, including a total shareholder return target, over a three year period.


                                   -ends-


Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111





                              THE RANK GROUP Plc

                              DIRECTORS' DEALING


The Rank Group Plc ("the Company") announces that on 11 March 2004 it granted restricted awards over its Ordinary shares, pursuant to the Company's 2002 Executive Share Option Scheme approved by shareholders at the annual general meeting on 25 April 2002, to the following directors:

Director               No. of Ordinary shares over which options were granted

Mike Smith              112,383
Ian Dyson                63,684


The options, which will have an exercise price of 320.33 pence per share, are subject to the achievement of performance conditions, as specified in the rules of the Scheme.


                                   -ends-


Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  15 March 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary